Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:

    Air Canada reports 26 consecutive months of record system load factors

    System passenger load factor at 83.2 per cent - highest ever for May

    MONTREAL, June 6 /CNW Telbec/ - Air Canada reported a system load factor of 83.2 per cent in May 2006. The mainline carrier flew 2.7 per cent more revenue passenger miles (RPMs) in May 2006 than in May 2005, according to preliminary traffic figures. Overall, capacity decreased by 1.4 per cent, resulting in a load factor of 83.2 per cent, compared to 79.9 per cent in
May 2005; an increase of 3.3 percentage points.
    Jazz, ACE's regional subsidiary, flew 66.5 per cent more revenue passenger miles in May 2006 than in May 2005, according to preliminary traffic figures. Capacity increased by 66.9 per cent, resulting in a load factor of
72.6 per cent, compared to 72.8 per cent in May 2005; a decrease of
0.2 percentage points.
    System traffic, on a combined basis for Air Canada and ACE's regional carrier, Jazz, rose 5.7 per cent on a capacity increase of 2.2 per cent, resulting in a load factor of 82.3 per cent. North American traffic, on a combined basis rose 6.6 per cent.
    "In May, Air Canada reported a 3.3 percentage point increase in load factor over last year's record for the month, marking our 26th consecutive month of record load factors," said Montie Brewer, President and Chief
Executive Officer. "Air Canada and Jazz continue to report strong performance in North America, together posting an increase in traffic of 5.7 per cent over the same month last year. Our new business model with simplified fares and product innovations such as flight passes and a la carte pricing is allowing us to maximize the opportunity created by a buoyant economy and travel market.
I am particularly proud of Air Canada's employees who once again served record volumes of customers at the same time as they achieved operational performance and customer service goals for the month."

    This discussion contains certain forward-looking statements, which involve a number of risks and uncertainties. As a result of many factors including acts or potential acts of terrorism, international conflicts, government regulations and government mandated restrictions on operations and pricing, fuel prices, industry restructuring, labour negotiations, the economic environment in general including foreign exchange and interest rates, the airline competitive and pricing environment, industry capacity decisions and new entrants as well as external events, actual results could differ from expected results and the differences could be material.

    <<
    -------------------------------------------------------------------------
                             AIR CANADA MAINLINE
                               (Includes Jetz)
    -------------------------------------------------------------------------
                                          MAY                YEAR-TO-DATE
               --------------------------------------------------------------
                         2006    2005  Change        2006    2005  Change
    -------------------------------------------------------------------------
    Traffic
     (RPMs
     millions)          3,753   3,656    +2.7%     17,629  17,150    +2.8%
    -------------------------------------------------------------------------
    Capacity
     (ASMs
     millions)          4,510   4,573    -1.4%     21,831  21,657    +0.8%
    -------------------------------------------------------------------------
    Load Factor          83.2%   79.9%   +3.3 pts    80.8%   79.2%   +1.6 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

               RPMs     1,095   1,131    -3.2%      4,700   4,921    -4.5%
               --------------------------------------------------------------
    Canada     ASMs     1,369   1,386    -1.2%      5,946   6,204    -4.2%
               --------------------------------------------------------------
               Load
                Factor   80.0%   81.6%   -1.6 pts    79.0%   79.3%   -0.3 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
               RPMs       555     521    +6.5%      3,253   2,977    +9.3%
               --------------------------------------------------------------
    U.S.       ASMs       701     728    -3.7%      4,066   3,984    +2.1%
     Trans-    --------------------------------------------------------------
     border    Load
                Factor   79.2%   71.6%   +7.6 pts    80.0%   74.7%   +5.3 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
               RPMs     1,111   1,011    +9.9%      4,342   3,919   +10.8%
               --------------------------------------------------------------
    Atlantic   ASMs     1,266   1,198    +5.7%      5,200   4,730    +9.9%
               --------------------------------------------------------------
               Load
                Factor   87.8%   84.4%   +3.4 pts    83.5%   82.9%   +0.6 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
               RPMs       714     719    -0.7%      3,222   3,236    -0.4%
               --------------------------------------------------------------
    Pacific    ASMs       825     888    -7.1%      3,902   4,003    -2.5%
               --------------------------------------------------------------
               Load
                Factor   86.5%   81.0%   +5.5 pts    82.6%   80.8%   +1.8 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
               RPMs       278     274    +1.5%      2,112   2,097    +0.7%
               --------------------------------------------------------------
    Latin      ASMs       349     373    -6.4%      2,717   2,736    -0.7%
     America   --------------------------------------------------------------
     & Other   Load
                Factor   79.7%   73.5%   +6.2 pts    77.7%   76.6%   +1.1 pts
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                     ACE AVIATION HOLDINGS INC. REGIONAL
                                   (Jazz)
    -------------------------------------------------------------------------
                                          MAY                YEAR-TO-DATE
               --------------------------------------------------------------
                         2006    2005  Change        2006    2005  Change
    -------------------------------------------------------------------------
    Traffic
     (RPMs
     millions)            308     185   +66.5%      1,417     793   +78.7%
    -------------------------------------------------------------------------
    Capacity
     (ASMs
     millions)            424     254   +66.9%      1,992   1,121   +77.7%
    -------------------------------------------------------------------------
    Load Factor          72.6%   72.8%   -0.2 pts    71.1%   70.7%  +0.4 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
               RPMs       226     156   +44.9%      1,057     610   +73.3%
               --------------------------------------------------------------
    Canada     ASMs       304     209   +45.5%      1,454     835   +74.1%
               --------------------------------------------------------------

               Load
                Factor   74.3%   74.6%   -0.3 pts    72.7%   73.1%   -0.4 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
               RPMs        82      29  +182.8%        360     183   +96.7%
               --------------------------------------------------------------
    U.S.       ASMs       120      45  +166.7%        538     286   +88.1%
     Trans-    --------------------------------------------------------------
     border    Load
                Factor   68.3%   64.4%   +3.9 pts    66.9%   64.0%   +2.9 pts
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                CONSOLIDATED
                       (AIR CANADA MAINLINE AND JAZZ)
    -------------------------------------------------------------------------
                                          MAY                YEAR-TO-DATE
               --------------------------------------------------------------
                         2006    2005  Change        2006    2005  Change
    -------------------------------------------------------------------------
    Traffic
     (RPMs
     millions)          4,061   3,841    +5.7%     19,046  17,943    +6.1%
    -------------------------------------------------------------------------
    Capacity
     (ASMs
     millions)          4,934   4,827    +2.2%     23,823  22,778    +4.6%
    -------------------------------------------------------------------------
    Load Factor          82.3%   79.6%   +2.7 pts    79.9%   78.8%   +1.1 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
               RPMs     1,321   1,287    +2.6%      5,757   5,531    +4.1%
               --------------------------------------------------------------
    Canada     ASMs     1,673   1,595    +4.9%      7,400   7,039    +5.1%
               --------------------------------------------------------------
               Load
                Factor   79.0%   80.7%   -1.7 pts    77.8%   78.6%   -0.8 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
               RPMs       637     550   +15.8%      3,613   3,160   +14.3%
               --------------------------------------------------------------
    U.S.       ASMs       821     773    +6.2%      4,604   4,270    +7.8%
     Trans-    --------------------------------------------------------------
     border    Load
                Factor   77.6%   71.2%   +6.4 pts    78.5%   74.0%   +4.5 pts
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
               RPMs     2,103   2,004    +4.9%      9,676   9,252    +4.6%
               --------------------------------------------------------------
    Inter-     ASMs     2,440   2,459    -0.8%     11,819  11,469    +3.1%
     national  --------------------------------------------------------------
               Load
                Factor   86.2%   81.5%   +4.7 pts    81.9%   80.7%   +1.2 pts
    -------------------------------------------------------------------------
    >>
    %SEDAR: 00020954EF          %CIK: 0001295721

    /For further information: Isabelle Arthur (Montral), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver),
(604) 270-5741; aircanada.com;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members/
    (ACE.A. ACE.B.)

CO:  AIR CANADA; AIR CANADA - CORPORATE - FINANCIAL; ACE AVIATION HOLDINGS
     INC.; AIR CANADA JAZZ

CNW 08:40e 06-JUN-06